August 7, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Mark Shuman, Legal Branch Chief

Re:	Digimarc Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-34108

Dear Mr. Krikorian:

Digimarc Corporation (the “Company”) is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 23, 2013 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2012 filed on February 22, 2013 (the “Form 10-K”). The Company has revised specified items of the Form 10-K in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Form 10-K (the “Amendment”) that reflects these revisions. Amendment No. 1 also includes a new Exhibit 10.2, revised to reflect changes made in response to the comments set forth in the comment letter of the Staff dated May 20, 2013, regarding the Confidential Treatment Application filed with respect to Exhibit 10.2, to which comments the Company responded through a response letter and an amended Confidential Treatment Application, each dated June 13, 2013. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 6. Segment Information, page F-17

1.	We note from your response to prior comment 4 that you cannot determine the countries from which revenue is derived under your Counterfeit Deterrence System Development and License Agreement with Central Banks. If providing geographical information attributable to the individual foreign countries is impracticable, that fact should be disclosed. We refer you to ASC 280-10-50-41.

Division of Corporation Finance

August 7, 2013

Response: The Company has revised Note 6 to the Consolidated Financial Statements to indicate that providing geographical information attributable to the individual foreign countries is impracticable. Please see Note 6 to the Consolidated Financial Statements in the Amendment.

Note 14. Joint Venture and Related Party Transactions, page F-27

2.	After considering your response to prior comment 5, we would not object to your amending your filing to provide audited summarized financial information described in Rules 4-08(g) and 1-02(bb) of Regulation S-X for all periods presented individually for each joint venture in satisfaction of the financial statement requirement under Rule 3-09 of Regulation S-X. Also, expand your narrative disclosures in footnote 14 to provide the following:

•	Describe the status of assessing alternative approaches to achieving your goals as of December 31, 2012.

•	Disclose your ownership percentage in each of the joint ventures.

•	Identify the “majority member.”

•

State, if true, that the obligation of the majority member to pay all expenses incurred after the suspension of operations of each joint venture is unconditional and that the majority member has the wherewithal to satisfy that obligation.

Response: The Company has revised Note 14 to the Consolidated Financial Statements to include for the joint ventures the audited summarized financial information described in Rules 4-08(g) and 1-02(bb) of Regulation S-X and to expand the narrative disclosure to provide the additional information requested in the bulleted list above. Please see Note 14 to the Consolidated Financial Statements in the Amendment.

* * * *

Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

August 7, 2013

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4652.

Very truly yours,

/s/ Michael McConnell

Michael McConnell
Chief Financial Officer and Treasurer

cc (w/o enc.):	Bruce Davis
Robert Chamness
John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)